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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------
                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               JARDEN CORPORATION
                       ----------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                   ------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   471109 10 8

                                 (CUSIP NUMBER)

                -------------------------------------------------
                             SCOTT A. ARENARE, ESQ.
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)
                  ---------------------------------------------
                                 With a copy to:
                           ANDREW R. BROWNSTEIN, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                JANUARY 24, 2005
              ----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

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

------------------------                                   ---------------------
CUSIP NO. (471109 10 8)           SCHEDULE 13D                    (PAGE 2)
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg Pincus Private Equity VIII, L.P.
                  I.R.S. Identification No. 13-4161869
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                4,056,120 (see Items 4 and 5)
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP No. (471109 10 8)           SCHEDULE 13D                    (Page 3)
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg Pincus & Co.
                  I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                4,056,120 (see Items 4 and 5)
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. (471109 10 8)           SCHEDULE 13D                    (PAGE 4)
------------------------                                   ---------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg Pincus LLC
                  I.R.S. Identification No. 13-3536050
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                     (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                4,056,120 (see Items 4 and 5)
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
-------- -----------------------------------------------------------------------

                  This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") (as previously amended) filed on behalf of Warburg, Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII and WP, the "Reporting Entities"). The holdings of the Reporting Persons indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII and WPNPE VIII I and, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members." This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share.

                  The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Group Member disclaims beneficial ownership of all shares of Common Stock as a result of the material contingencies contained in the Purchase Agreement and the Agreement (as defined below).

                  Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and by adding the following to the end of such Item:

                  On December 31, 2004, Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") distributed all of its assets, including its rights under the Agreement, to WPNPE VIII I.

                  On January 24, 2005, pursuant to the terms of the Escrow Agreement, an aggregate of 612,245 shares of Common Stock, 110,204 shares of Series B Preferred Stock and 171,429 shares of Series C Preferred Stock were released from the escrow described in the Schedule 13D to the Investors upon consummation of the AHI Acquisition.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) Due to their respective relationships with each other, as of January 24, 2005, the Reporting Entities may be deemed to beneficially own, in the aggregate, 612,245 shares of Common Stock of the Company. As of January 24, 2005, the Reporting Entities may also be deemed to beneficially own additional shares of Common Stock by virtue of the Investors' beneficial ownership. Assuming the full conversion of the Series B Preferred Stock into Common Stock, pursuant to the terms and conditions of the Purchase Agreement and the Agreement described herein, the Investors may be deemed to beneficially own 4,056,120 shares of Common Stock, representing approximately 12.6% of the outstanding shares of Common Stock, based on a total of 32,238,654 shares of Common Stock outstanding, which is comprised of: (i) 28,182,534 shares of Common Stock outstanding as of October 29, 2004, as represented by the Company in the Purchase Agreement, (ii) the 612,245 shares of Common Stock acquired by the Investor pursuant to the Purchase Agreement and the Agreement and (iii) the 3,443,875 shares of Common Stock issuable upon the conversion of the 110,214 shares of Series B Preferred Stock acquired by the Investor pursuant to the Purchase Agreement and the Agreement. The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of the Securities as a result of the material conditions contained in the Purchase Agreement and the Agreement. The foregoing assumes, with respect to the Series B Preferred Shares, that the Base Liquidation Value in effect at the time of conversion of the Series B Preferred Shares is $1,000.00 and the conversion price in effect is $32.00.

                  (b) To the extent the Investors may be deemed to beneficially own the 4,056,120 shares of Common Stock discussed herein, each of WP and WP LLC may share with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of those shares.

                  (c) Except for the transactions contemplated by the Purchase Agreement and the Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

                  (d) Except as set forth in Item 4 and in this Item 5 of the
Schedule 13D and this Amendment, SUPRA, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

                  (e) Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement, dated as of September 29, 2004, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg, Pincus & Co.; and Warburg Pincus LLC. (filed previously)

                  2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this
                           Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden

                           Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P. (filed previously)

                  6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent. (filed previously)

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2005

                                               WARBURG PINCUS PRIVATE EQUITY
                                               VIII, L.P.

                                               By:      Warburg, Pincus & Co.,
                                                        General Partner

                                               By:      /s/  Scott A. Arenare
                                                        ------------------------
                                                        Name:  Scott A. Arenare
                                                        Title: Partner


                                               WARBURG, PINCUS & Co.

                                               By:      /s/  Scott A. Arenare
                                                        ------------------------
                                                        Name:  Scott A. Arenare
                                                        Title: Partner


                                               WARBURG PINCUS LLC

                                               By:      /s/  Scott A. Arenare
                                                        ------------------------
                                                        Name:  Scott A. Arenare
                                                        Title: Managing Director

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of September 29, 2004, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg, Pincus & Co.; and Warburg Pincus LLC (filed previously)

2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit
         10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P. (filed previously)

6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent. (filed previously)